Exhibit (a)(5)(L)

Yesterday, Beacon put out a head-scratcher press release filled with misleading and inaccurate claims. 1) Beacon claims it didn’t provide guidance for Q1 2025. In reality, the company offered crystal clear guidance for sales per day, gross margin, and adjusted operating expenses—three metrics that drive earnings. Following the release of this information, 11 sell-side analysts covering Beacon revised their Q1 estimates downward. Sell-side consensus for Beacon’s Q1 EBITDA dropped from $117 million to $74 million, while Q1 revenue estimates declined from $2.0 billion to $1.83 billion. It’s understandable why Beacon feels sensitive about all this, as their weak Q4 performance missed expectations for revenue, organic growth and EBITDA, and their Q1 guidance was a whopping 40% below consensus estimates at the time. 2) Beacon attempts to portray itself as having been willing to meet with us. We’ve been trying to meet with them since July 2024! Apart from “listen-only” calls, they’ve repeatedly refused to meet with us unless we signed a standstill agreement that would have precluded QXO from letting Beacon shareholders know of our offer’s existence. I’m not sure why they continue to harp on this point, because that ship has clearly sailed. Our tender offer remains open through Monday, and we have nominated a new board slate to replace the incumbents. 3) Beacon continues to insist that our offer is too low. The market clearly disagrees, considering Beacon’s shares are trading approximately 10% below our $124.25 per share offer. Our bid is a 37% premium to Beacon’s 90-day unaffected VWAP as of November 15, 2024, the last trading day before The Wall Street Journal report regarding the potential transaction. Since the offer, the S&P 1500 Trading Companies & Distributors Index has traded down 15%, as of close of business yesterday. The median stock price of the building products subset among Beacon’s proxy peers is down even more—20%. Adjusting for market movements, Beacon’s unaffected share price could be as low as $79, if not for QXO’s offer. To learn more about QXO’s offer and to read what experts have been saying over the last week, visit: https://lnkd.in/gDETqhx8